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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25


                         COMMISSION FILE NUMBER 1-14099


                           NOTIFICATION OF LATE FILING


(Check One):  [ ]  Form 10-K          [ ]  Form 11-K
              [ ]  Form 20-F          [X]  Form 10-Q         [ ]  Form N-SAR


For Period Ended:     August 31, 2000
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable
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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:   Loews Cineplex Entertainment Corporation
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Former name if applicable:  Not Applicable
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Address of principal executive office (street and number):  711 Fifth Avenue
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City, State and Zip Code:  New York, New York 10022
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                                     PART II

                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

     Loews Cineplex Entertainment Corporation requires additional time to prepare and file our Quarterly Report on Form 10- Q for the fiscal quarter ended August 31, 2000 in order to

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reflect recent developments occurring just prior to the prescribed due date for the filing of the Form 10-Q, including the following:

     On September 19, 2000, we reached an agreement with the syndicate banks that provide funding to us under our Senior Secured Revolving Credit Facility to grant a temporary waiver of the restrictions of the terms of that facility. That amendment required that we grant enhanced security to the lenders as collateral security for the loans on or before October 15, 2000. On October 12, 2000, we met with representatives of our syndicate banks in order to discuss an amendment to the terms of the waiver granted on September 19, 2000, including the provisions regarding the grant of enhanced security. Although we reached agreement in principle with the banks as to the terms of the amendment on October 12, 2000, the final version of the amendment was not executed until late in the day on October 16, 2000. As a result, our board of directors and audit committee did not have sufficient time to review the disclosure in the Form 10-Q relating to the amendment prior to the filing deadline. We were therefore unable to timely file our Form 10-Q for the quarterly period ended August 31, 2000. Rule 12b-25 provides a five-day extension period (through October 23, 2000) for the filing of the Form 10-Q.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                John J. Walker              (212) 833-6687
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                    (Name)            (Area Code and Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [X]  Yes  [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     Revenues, operating income and net income amounts will be significantly reduced for the three months ended August 31, 2000, as compared to the same period in 1999. Total revenues for the three and six month periods ended August 31, 2000 decreased approximately 12.6% and 6.9%, respectively, when compared to the same periods of 1999.

                    Loews Cineplex Entertainment Corporation
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                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  October 17, 2000    By:   /s/  John J. Walker
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                           Name:  John J. Walker
                           Title: Senior Vice President and
                                  Chief Financial Officer

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